Mail Stop 7010

      July 18, 2005



Mr. John G. O`Rourke
Senior Vice President - Finance and Chief Financial Officer
The GEO Group, Inc.
621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487

	RE: 	Form 10-K for the Fiscal Year ended January 2, 2005
                    	Form 10-Q for the Fiscal Quarter ended
April
3, 2005
                    	File No. 1-14260


Dear Mr. O`Rourke:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Year Ended January 2, 2005

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 15
2. Please discuss and analyze the business reasons for the changes between periods in the revenues and operating income of each of your segments. Please also discuss the impact of significant non-cash credits and charges on operating income for each segment. For example, some of the increase in operating income in the U.S. operations appears to be due to non-cash credits of $1,150,000 in 2004 compared to non-cash charges of $8,600,000 in 2003. Please refer to SEC Release 33-8350 for guidance.

Liquidity and Capital Resources, page 26
3. Please disclose the impact of the projected benefit payments of $11,052,000 in 2005 on your liquidity and the anticipated source of funds for the payments.

Contractual Obligations and Off Balance Sheet Arrangements, page
31

4. Please revise your table of contractual cash obligations to include the following:
(a)   Estimated interest payments on your debt;
(b)   Estimated payments under interest rate swaps; and
(c) Planned funding of pension and other post-retirement benefit obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements and Supplementary Data, page 46
5. Audits of financial statements are performed in accordance with the standards of the Public Company Accounting Oversight Board. Please revise management`s statement that the audit was conducted in accordance with auditing standards generally accepted in the United
States.


Financial Statements

Consolidated Statements of Income, page 53
6. You had a 50% ownership interest in Premier Custodial Group and have a minority investment in South African Custodial Services. Your equity method investments appear to be significant in 2002 and possibly in 2003. Please provide us with your significance tests under Rule 3-09 of Regulation S-X for 2002 and 2003. If in any period this investment was significant in excess of the 20% level, separate financial statements are required to be included in your Form 10-K for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period.

Consolidated Balance Sheets, page 54
7. You disclosed that the number of shares of common stock issued and outstanding are the same, yet you have 12,000,000 shares of treasury stock. Please revise the number of common stock issued and outstanding to take account of the treasury common shares.

Consolidated Statements of Cash Flows, page 55
8. The cash and cash equivalents amount on the balance sheet does not agree with the cash and cash equivalents amount in the statements of cash flows apparently due to the discontinued operations. Paragraph
7 of SFAS 95 requires cash and cash equivalents to be the same amount in both statements. Please make the appropriate revisions.

Consolidated Statements of Shareholders` Equity and Comprehensive
Income, page 56
9. Please disclose the reclassification adjustments of your derivative financial instruments in the accumulated other comprehensive income (loss) column of your statement of stockholders` equity. Please also disclose the reclassification adjustment related to the foreign currency translation gain or loss realized upon the sale of your United Kingdom joint venture or explain why the reclassification adjustment was not required. Please refer to paragraphs 18-21 of SFAS 130 and paragraph 14 of SFAS 52.

Note 1 - Summary of Business Operations and Significant Accounting Policies, page 57
10. You appear to accrue for planned major maintenance activities prior to the periods in which the costs are actually incurred. Please disclose the types of planned maintenance costs you accrue for in advance and your accounting policy with respect to planned major
maintenance activities.    Please also clarify how your accounting
for planned major maintenance activities is consistent with your disclosure in the critical accounting policies that maintenance and repairs are expensed as incurred. Please refer to EITF D-88.

Variable Interest Entities, page 57
11. Please supplementally tell us if the Canadian special purpose entity that you are guaranteeing tax liabilities of approximately
$2.1 million is a variable interest entity and if you are the primary beneficiary of that entity.

Revenue Recognition, page 60
12. Please disclose your accounting policy for unapproved change orders on contracts accounted for under the percentage-of-completion method, including whether you assume a profit component. Please also disclose if you have a favorable history of negotiating and collecting work performed under unapproved change orders and how your accounting conforms to the guidance provided by paragraphs 61-63 of
SOP 81-1.

Note 4 - Property and Equipment, page 68
13. Given that you lease or manage a significant number of your facilities, please present your leasehold improvements in a separate line item from buildings in the table.

Note 6 - Derivative Financial Instruments, page 69
14. Please disclose the estimated amount of losses associated with the cash flow hedge of the non-recourse debt of the Australian subsidiary included in other comprehensive income (loss) that is expected to be reclassified into earnings in the next twelve months as required by paragraph 45 of SFAS 133.

Note 10 - Commitments and Contingencies - Litigation, Claims and Assessments, page 76
15. Please supplementally tell us how the accounting for the costs to terminate the inactive facility in Jena, Louisiana, conforms with the
SFAS 146 guidance that the obligation shall be determined on the cease-date based on the remaining lease rentals less the estimated sublease rentals. Please also tell us the reasons for the consecutive write-downs of $1,100,000, $5,000,000 and $3,000,000 in
2002, 2003 and 2004. Please also tell us why you have only accrued for potential losses though January 2008 given that you have been unable to enter into a new management contract on this facility since the original contract was terminated in 2000, you have lease obligations through 2009 and the additional lease obligations through
2009 of $4,300,000 appear material.
16. Please disclose the remaining lease obligation or an estimate of the possible loss or range of loss in the event that the management contract of the Michigan Youth Correctional Facility is terminated.
Please refer to paragraph 10 of SFAS 5 for guidance.

Litigation, Claims and Assessments
17. In January 2005 you made a $3.1 million cash payment to settle a class action lawsuit filed during 2001 by current and former employees. Please supplementally tell us if you had previously accrued for this contingency and the amount of the accrual. If you had not previously accrued for this contingency, please tell us why this expense was not considered an expense in 2004. Please refer to
SAS 1.
18. Please disclose details of the third party claim for property damage incurred during 2002 and 2001 at several detention facilities that your Australian subsidiary formerly operated. Please disclose an update of the current status of this claim. Given your disclosure that an unfavorable settlement could have a material effect on your financial condition and results of operations, please tell us why you do not believe that a contingency accrual is required and/or disclose an estimate of the possible range of loss or state the reasons why such an estimate cannot be made. Please refer to paragraphs 9-11 of
SFAS 5, FIN 14 and SAB Topic 5:Y.

Note 15 - Business Segment and Geographic Information, page 82
19. Please tell us what you consider to be your operating segments and why. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also tell us how you met the aggregation criteria in paragraph 17 of SFAS 131 to include each operating segment in the reportable segment you did.
20. Please disclose significant non-cash items, other than depreciation and amortization expense, included in operating income for each segment in accordance with paragraph 27 of SFAS 131. The disclosure of costs associated with exit activities for each segment is also required by paragraph 20 of SFAS 146.


Note 16 - Income Taxes, page 84
21. Please supplementally tell us why income from operations before income taxes in the United States of $9,375,000 is less than operating income in the United States in your segment note of $28,641,000. Please also tell us why the total income from operations before income taxes from the Australian and South Africa operations of $17,058,000 is more than the total operating income in the Australian and South Africa operations in your segment note of $10,669,000. As part of this explanation please clarify how financing related income and expenses are allocated to domestic and foreign income from operations before taxes.

Certifications - Exhibits 31.1 and 31.2
22. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). You are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. You are also required to certify that you designed internal controls over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Please amend your December
31, 2004 Form 10-K to include the proper certifications. Please be sure to refile the entire Form, with the updated certifications, when you file the amendment. Similarly amend your April 3, 2005 Form 10-
Q.  See Item 601 (b)(31) of Regulation S-K.


Form 10-Q for the period ended April 3, 2005

General
23. Please address the comments above in your interim filings as well.



*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.
      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker
								Branch Chief
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John G. O'Rourke
The GEO Group, Inc.
July 18, 2005
Page 1 of 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE